UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number 001-41471

Graphex Group Limited

(Translation of registrant’s name into English)

11/F COFCO Tower 262 Gloucester Road Causeway Bay

Hong Kong

Tel: + 852 2559 9438

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Graphex Group Limited.

Form 6-K

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OTHER INFORMATION

Graphex Group Limited (OTC: GRFXY | HKSE: 6128).

Graphex Group Limited (the “Company” or “we”) is an issuer listed on The Stock Exchange of Hong Kong Limited (“HKSE”). On 30 September, 2025, the Company provided notice to its shareholders of the following corporate communications (the “ Current Corporate Communications”), in both English and Chinese versions, now available on the Company’s website at www.graphexgroup.com and the website of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) at www.hkexnews.hk; of its 2025 Interim Report. This report may be accessed under “Investors” section of the Company’s website and is also available on the HKEXnews website at www.hkexnews.hk.

The description of this Current Corporate Communication referenced above is not complete and subject to the terms set forth on the Announcement that is provided as Exhibit 99.1 to this Report, which are incorporated herein by reference (and the description herein are qualified in their entirety by reference to such document).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAPHEX GROUP LIMTED

By:	/s/ Andross Chan
Andross Chan
Chief Executive Officer

Date: September 30, 2025

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EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	2025 Interim Report (English translation)

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